Exhibit 12
CAESARS ENTERTAINMENT CORPORATION
COMPUTATION OF RATIOS
(Unaudited)
(In millions, except ratio amounts)

		Successor				Predecessor
Ratio of Earnings to Fixed Charges (g)	2012 (a)	2011 (b)	2010 (c)	2009 (d)	Jan. 28, 2008 through Dec. 31, 2008 (e)	Jan. 1, 2008 through Jan. 27, 2008 (f)
(Loss)/income from continuing operations before income taxes	$(2,253.2)	$(1,232.8)	$(1,341.9)	$2,431.3	$(5,560.6)	$(127.6)
Add:
Fixed charges, excluding interest capitalized	2,162.5	2,179.6	2,035.9	1,929.4	2,113.8	93.2
Amortization of interest capitalized	8.5	8.6	8.9	5.4	1.9	0.5
Losses/(income) from equity in non-consolidated affiliates	17.5	7.9	1.5	2.2	2.1	(0.5)
Non-controlling interests that have not incurred fixed charges	7.5	2.0	0.2	2.7	0.5	0.1
Distributed income from equity investees	1.0	1.9	1.7	2.2	2.5	0.1
Earnings/(losses) as defined	$(56.2)	$967.2	$706.3	$4,373.2	$(3,439.8)	$(34.2)
Fixed charges:
Interest expense, net of interest capitalized	$2,101.3	$2,122.3	$1,981.6	$1,892.5	$2,074.9	$89.7
Interest capitalized	38.2	22.8	1.4	32.4	53.3	2.7
Interest included in rental expense	61.2	57.3	54.3	36.9	38.9	3.5
Total fixed charges	$2,200.7	$2,202.4	$2,037.3	$1,961.8	$2,167.1	$95.9
Ratio of earnings to fixed charges (g)	—	—	—	2.2	—	—

(a)
The full year results of 2012 include $136.0 million in pre-tax gains on early extinguishments of debt, $1,067.7 million in pre-tax charges for impairments, and $106.2 million in net pre-tax charges for write-downs, reserves, and project opening costs, net of recoveries.

(b)
The full year results of 2011 include $47.9 million in pre-tax gains on early extinguishments of debt, $32.8 million in pre-tax charges for impairments, and $73.8 million in net pre-tax charges for write-downs, reserves, and project opening costs, net of recoveries.

(c)
The full year results of 2010 include $115.6 million in pre-tax gains on early extinguishments of debt, $184.0 million in pre-tax charges for impairments, and $149.7 million in net pre-tax charges for write-downs, reserves, and project opening costs, net of recoveries.

(d)
The full year results of 2009 include $4,965.5 million in pre-tax gains on early extinguishments of debt, $1,638.0 million in pre-tax charges for impairments, and $111.4 million in net pre-tax charges for write-downs, reserves, and project opening costs, net of recoveries.

(e)
The Successor period of 2008 includes $5,462.6 million in pre-tax charges for impairments, $742.1 million in pre-tax gains on early extinguishment of debt, $24.0 million in pre-tax charges related to the sale of the Company, and $45.1 million in net pre-tax charges for write-downs, reserves, and project opening costs, net of recoveries.

(f)
The Predecessor period of 2008 includes $5.4 million in net pre-tax charges for write-downs, reserves, and project opening costs, net of recoveries and $125.6 million in pre-tax charges related to the sale of the Company.

(g)
For purposes of computing this ratio, “earnings” consist of income before income taxes plus fixed charges (excluding capitalized interest), excluding equity in undistributed earnings of less-than-50%-owned investments. “Fixed charges” include interest whether expensed or capitalized, amortization of debt expense, discount or premium related to indebtedness and such portion of rental expense that we deem to be representative of interest. As required by the rules which govern the computation of this ratio, both earnings and fixed charges are adjusted where appropriate to include the financial results for the Company's nonconsolidated majority-owned subsidiaries. For the years ended December 31, 2012, December 31, 2011, December 31, 2010, the Successor period from January 28, 2008 through December 31, 2008, and the Predecessor period from January 1, 2008 through January 27, 2008 our earnings were insufficient to cover fixed charges by $2,256.9 million, $1,235.2 million, $1,331.0 million, $5,606.9 million, $130.1 million, respectively.

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